                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                           InkSure Technologies Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

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                                     45727E
                                 (CUSIP Number)

                      Eyal Bigon, Chief Financial Officer
                           InkSure Technologies Inc.
                             9 West Railroad Avenue
                               Tenafly, NJ 07670
                                 (201) 894-9961

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 6, 2002
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages
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SCHEDULE 13D
==================================================
CUSIP NO.  45727E                                              13D
==================================================

===============================================================================
 1              NAMES OF REPORTING PERSONS
                Galleywood  Holdings Ltd.
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                (See Instructions)                                  (b) |_|
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 3              SEC USE ONLY

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 4              SOURCE OF FUNDS (See Instructions)
                N/A
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 5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
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 6              CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands
=================== ======== ==================================================
  NUMBER OF              7     SOLE VOTING POWER
                               284,542
  SHARES
                    -------- --------------------------------------------------
  BENEFICIALLY           8     SHARED VOTING POWER
                               0
  OWNED BY
                     -------- -------------------------------------------------
  EACH                   9     SOLE DISPOSITIVE POWER
                               284,542
  REPORTING
                     -------- -------------------------------------------------
  PERSON                10     SHARED DISPOSITIVE POWER
                               0
  WITH
===================  ======== =================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            284,542
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                           |_|
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.4%(1)
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14          TYPE OF REPORTING PERSON (See Instructions)
            CO
===============================================================================

--------
(1) Based on a total of 11,982,166 shares outstanding on October 31, 2002.

                                Page 2 of 5 pages
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SCHEDULE 13D
==================================================
CUSIP NO.  45727E                                              13D
==================================================

===============================================================================
 1          NAMES OF REPORTING PERSONS
            Yaron Meerfeld
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
            (See Instructions)                                      (b) |_|
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 3          SEC USE ONLY

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 4          SOURCE OF FUNDS (See Instructions)
            PF, OO
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 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              |_|
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 6          CITIZENSHIP OR PLACE OF ORGANIZATION
                          Israel

=================== ======== ==================================================
  NUMBER OF              7     SOLE VOTING POWER
                               483,820(2)
  SHARES
                    -------- --------------------------------------------------
  BENEFICIALLY           8     SHARED VOTING POWER
                               0
  OWNED BY
                     -------- -------------------------------------------------
  EACH                   9     SOLE DISPOSITIVE POWER
                               483,820(2)
  REPORTING
                     -------- -------------------------------------------------
  PERSON                10     SHARED DISPOSITIVE POWER
                               0
  WITH
=================== ======== ==================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            483,820(2)
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                           |_|
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.0%(3)
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14          TYPE OF REPORTING PERSON (See Instructions)
            IN
===============================================================================

(2) Consists of 426,820 shares held by Yaron Meerfeld and (ii) 57,000 shares currently exercisable pursuant to an option agreement dated January 1, 2002 (the "Option").


(3) Based on a total of 11,982,166 shares outstanding on October 31, 2002, as adjusted upward to 12,039,166 shares to reflect 57,000 shares issuable under the Option.

                                Page 3 of 5 pages
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This Amendment No. 2 (this "Amendment") relates to the common stock, par value
$0.01 per share, of InkSure Technologies Inc., a Nevada corporation. This Amendment amends and restates Item 5 from the Statement on Schedule 13D (the "Schedule 13-D") originally filed on behalf of Yaron Meerfeld and Galleywood Holdings Ltd., a British Virgin Islands corporation, on November 13, 2002 with the Securities and Exchange Commission, as amended by Amendment No.1 that was filed with the Securities and Exchange Commission on January 8, 2002. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Item 5 of the Schedule 13D is hereby amended and restated its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 11,982,166 shares outstanding on October 31, 2002, Galleywood Holding Ltd's sole beneficial ownership of 284,542 shares of common stock constitutes beneficial ownership of 2.4% of the total number of shares of outstanding common stock of the Issuer.

    (ii) Based on a total of 11,982,166 shares outstanding on October 31, 2002, as adjusted upward to 12,039,166 shares to reflect 57,000 shares issuable under the Option, Yaron Meerfeld's sole beneficial ownership of 483,820 shares of common stock constitutes beneficial ownership of 4.0% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Galleywood Holdings Ltd. has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 284,542 shares of common stock.

    (ii) Yaron Meerfeld has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 483,820 shares of common stock.

(c) (i) Except as reported in Item 3, during the past sixty days, Galleywood Holdings Ltd. has not effected any transactions in shares of common stock.

    (ii) Except as reported in Item 3, during the past sixty days, Yaron Meerfeld has not effected any transactions in shares of common stock.

(d) Not applicable.

(e) On January 6, 2003, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the common stock of the Issuer.


                                Page 4 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Galleywood Holdings Ltd.

                               1/9/03
                               -------------------------------------
                               (Date)

                               /s/ Alphonsus N.G. Van Spaendonck
                               -------------------------------------
                               (Signature)
                               Name: Alphonsus N.G. Van Spaendonck
                               Title: Secretary

                               Yaron Meerfeld

                               1/9/03
                               -------------------------------------
                               (Date)

                               /s/ Yaron Meerfeld
                               -------------------------------------
                               (Signature)




                                Page 5 of 5 pages